UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2009

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: September 24, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton

resourcing the future

BHP Billiton Plc

Notice of Meeting 2009

Location of the Annual General Meeting 2

Invitation from the Chairman 3

Our Results at a Glance 4

Accessing Information on BHP Billiton 6

Annual General Meeting Agenda 7

How Business will be Conducted at the Meeting 8

How to Vote 9

Notice of Annual General Meeting 13

Items of Business 13

Explanatory Notes 16

Shareholder Information 23

This document is important and requires your immediate attention. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 immediately. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with the accompanying documents at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia.

Registered Office: Neathouse Place, London SW1V 1BH. Registered in England and Wales, Number 3196209.

BHP Billiton Plc Notice of Meeting 2009

Location of the Annual General Meeting

Thursday, 29 October 2009 – 11.00am

Queen Elizabeth II Conference Centre

Broad Sanctuary, Westminster

London SW1P 3EE

The Queen Elizabeth II Conference Centre is centrally located in Westminster, London. Surrounded by an efficient citywide transport network of buses and within walking distance of three mainline and two underground train stations, visitors are well-connected to the Conference Centre and can easily travel from five international airports: Heathrow, Gatwick, London City, Stansted and London Luton.

Transport options

Trains

Charing Cross (0.7 mile)

Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right.

Victoria (0.7 mile)

Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left. Waterloo (1 mile) Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square, right onto Broad Sanctuary. The Centre is on your right.

Bus Services

Buses 11, 22, 24, 53, 77a and 88 stop at Parliament Square. Walk, with Parliament Square on your left, turn right onto Broad Sanctuary. The Centre is located on your right.

Tube

Westminster Station (0.1 mile) – Jubilee, Circle and District Lines Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right into Broad Sanctuary. The Centre is located on your right. St James’s Park Station (0.1 mile) – Circle and District Lines Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you. Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines Turn right and walk down Victoria Street. At the end is Broad Sanctuary, the Centre is on the left-hand side.

Car

There is no car parking at the Centre; however, there are four NCP car parks nearby. Please be advised that it is generally quicker and easier to travel to the Centre using public transport. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may park on the forecourt of the building.

SOHO

A4A400A4 A201 A4 STRAND A301 A3212 MAYFAIR B326 A3211

WATERLOO

SOUTHWARK B323 LONDON

A302

A302 A3036 A302 A3214 B323 A3203 B324 A3212 A23 A3213 A202

LAMBETH

A3 A3212 A3204

PIMLICOA3205 A3036HORSE FOREIGN

OFFICE DEPT KING HEALTH.

ST. JAMES’S GUARDS CHARLES ST OF PARK

RD TREASURY

PARLIAMENT WESTMINSTER

THE QUEEN ELIZABETH II ST CONFERENCE CENTRE

WALK WESTMINSTER BRIDGE BIRDCAGE PARLIAMENT

BIG BEN

STOREYS SQUARE HOME

DFES ST . OFFICE ST GATE

TOTHILL SANCTUARY

BROAD WESTMINSTER

DEPT. FOR RIVER ST JAMES’S BUSINESS,G ABBEY THAMES

PARK INNOVATION R E MARGARETS PARLIAMENT NEW A ST

SCOTLAND AND SKILLS T S

YARD M I

T H S T

ST ABINGDON ST

A T PETER ST

G R E

MARSHAM

ST MILLBANK

In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia.

BHP Billiton Plc Notice of Meeting 2009

Invitation from the Chairman

11 September 2009

Dear Shareholder(s)

As a BHP Billiton shareholder, it is with great pleasure that I invite you to the Company’s 2009 Annual General Meeting and enclose your Notice of Meeting. This year, the meeting will be held on Thursday, 29 October 2009 at 11.00am (London time) at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London.

The Annual General Meeting is an important event on the BHP Billiton calendar. It not only provides the opportunity to update investors on performance for the financial year, but also offers you the opportunity to ask questions and vote on the items of business.

This is clearly a time where engagement with our shareholders is more important than ever. The Board, as representatives of shareholders, are accountable to you for the Group’s performance. It is a key part of our approach to governance to ensure shareholders’ views are heard and understood and the Annual General Meeting provides a very important opportunity to do this.

Like all companies, BHP Billiton has faced a very challenging market for our products as a result of the global recession. Commodity demand has fallen dramatically over the last year and unfortunately, we had to respond by reducing supply and, in some instances, closing assets.

Having said this, there are some signs of recovery in more recent times and we remain very well positioned in the industry, with a strong balance sheet, world-class assets and the ability to invest in growth when opportunities emerge. BHP Billiton has stayed focused on its core strategy of owning and operating long-life, low-cost, expandable tier one assets, as we believe it is the best way to create long-term shareholder value. These attributes have enabled us to continue to deliver a solid dividend flow to our investors.

A key announcement during the year was the signing of a non-binding agreement with Rio Tinto to establish a Western Australia Iron Ore production joint venture. We believe this joint venture will deliver unique synergies to our shareholders, and the combination of these two asset portfolios will unlock scale benefits. We see this joint venture as a win-win for both BHP Billiton and Rio Tinto shareholders.

The culmination of the Chairman succession process run over the last 18 months, resulted in the announcement that Jac Nasser will succeed me as Chairman. As part of the transition, I will stand for re-election and, if elected, retire from the Board in early 2010. The aim is for the transition to be seamless. David Jenkins, after nine years on the Board, will retire with effect from the conclusion of the Annual General Meetings. David has made an outstanding contribution to the work of the Board and on your behalf I would like to thank David and wish him well for the future.

You will see from your Notice of Meeting that this year your Board is recommending the re-election of five Directors: Carlos Cordeiro, David Crawford, Gail de Planque, Marius Kloppers and myself. All of these Directors have been subject to a performance appraisal, and the Board considers that they will continue to make a valuable contribution to the work of the Board. Your Board is also recommending the election of a new Director, Wayne Murdy. Wayne brings extensive experience in the resources and petroleum sectors to the Board and we are very pleased that he has agreed to join us. Many of the remaining items of business set out in the Notice of Meeting will be familiar to you.

For those of you who are unable to attend the meeting, a question form is attached to your proxy form. We will post the most frequently asked questions on our website, together with the answers and we will also address as many questions as possible during the meeting.

If you are not able to attend the meeting to vote in person, please complete the enclosed proxy form and return it to us by mail or fax. Alternatively, you may register your proxy appointment and voting instruction electronically via the internet. The Board recommends that you vote in favour of all the items of business.

I invite you to join us at this important event and encourage you to take advantage of this opportunity to talk with the Directors and the senior management team. I look forward to your involvement.

Finally, this will be my last AGM as Chairman. I want to acknowledge and sincerely thank shareholders for your support over the 13 years I have been on the BHP Billiton Board and my 10 years as Chairman. It has always been my underpinning principle to respect shareholders as the owners of the Company, as it is to you that I am accountable for the governance and performance of BHP Billiton. It has been an outstanding highlight in my life and an extraordinary privilege to serve you as Chairman.

Yours sincerely

Don Argus Chairman

BHP Billiton Plc Notice of Meeting 2009

Our Results at a Glance

- A strong financial result, despite very challenging market conditions.
- Record net operating cash flow of US$18.9 billion.
- Underlying EBIT margin of 40.1 per cent and Underlying return on capital of 24.6 per cent.
- Exceptional items of US$4.8 billion, the majority of which relate to restructuring of the nickel operations.
- Maintained our strong balance sheet, with net debt of US$5.6 billion, gearing of 12.1 per cent and Underlying EBITDA interest cover of 57 times.
- Full year dividend of 82 US cents per share, an increase of 17.1 per cent.
- Capital and exploration expenditure of US$10.7 billion.
- Four projects approved and proposed formation of the Western Australia Iron Ore production joint venture with Rio Tinto announced.
- Seven fatalities occurred in our operations. Our Total Recordable Injury Frequency has improved to 5.6.

Five-year Summary

US$M	2009	2008	2007	2006	2005
Revenue	**50,211**	59,473	47,473	39,099	31,150
Underlying EBIT [a]	**18,214**	24,282	20,067	15,277	9,921
Attributable profit – excluding exceptional items	**10,722**	15,368	13,675	10,154	6,426
Attributable profit – including exceptional items	**5,877**	15,390	13,416	10,450	6,396
Net operating cash flow [b]	**18,863**	17,817	15,957	11,325	9,117
Basic EPS – excluding exceptional items (US cents per share)	**192.7**	274.9	233.9	168.2	104.9
Basic EPS – including exceptional items (US cents per share)	**105.6**	275.3	229.5	173.2	104.4
Dividend per share					
BHP Billiton Plc (US cents)	**82.0**	70.0	47.0	36.0	28.0
BHP Billiton Limited (US cents)	**82.0**	70.0	47.0	36.0	28.0
Underlying EBITDA interest coverage [a]	**56.8**	49.4	43.6	33.6	35.6
Gearing (per cent) [c]	**12.1**	17.8	25.0	27.2	35.8

[a] Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
[b] Net operating cash flow is after net interest and taxation.
[c] Gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

This summary is not a substitute for the Annual Report 2009.

4

BHP Billiton Plc Notice of Meeting 2009

Underlying EBIT

US$18.2B

Attributable profit – excluding exceptional items

US$10.7B

Total returns to shareholders

US$32.5B

US$ million

0 5,000 10,000 15,000 20,000 25,000

2005 2006 2007 2008 2009

16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

US$million

2005 2006 2007 2008 2009

US$million

10,000 8,000 6,000 4,000 2,000 0

Dividends Share buy-backs Demerger of BHP Steel

2002 2003 2004 2005 2006 2007 2008 2009

Dividends declared

US$4.6B

US$million

5,000 4,000 3,000 2,000 1,000 0

2005 2006 2007 2008 2009

Market capitalisation at 30 June

US$143.6B

US$million

250,000 200,000 150,000 100,000 50,000 0

2005 2006 2007 2008 2009

Community contributions

US$197.8M*

US$million

210 180 150 120 90 60 30 0

2005 2006 2007 2008 2009

* Incorporates US$million60 into UK-based charitable company (BHP Billiton Sustainable Communities)

Relative share price performance index – five year

BHP Billiton Limited

BHP Billiton Plc

ASX 200

FTSE 100

S&P 500 450

500 400 350 300 250 200 150 100 50 0

30/6/04 30/6/05 30/6/06 30/6/07 30/6/08 30/6/09

This summary is not a substitute for the Annual Report 2009.

BHP Billiton Plc Notice of Meeting 2009

Accessing Information on BHP Billiton

BHP Billiton produces a range of publications to inform our shareholders.

Documents are available in various formats – view online, download or be sent a paper copy – choices that allow shareholders to receive information in the manner that best suits them.

Notice of Meeting

This Notice of Meeting contains practical information on how to participate in the 2009 Annual General Meeting, as well as explanatory information on the items of business proposed for the 2009 Annual General Meeting (see pages 16 to 22).

Annual Report and Summary Review 2009

Information for BHP Billiton Plc and BHP Billiton Limited shareholders is provided in the BHP Billiton Group Annual Report 2009 and the Summary Review 2009.

The Annual Report provides the detailed financial data and information on the Group’s performance as required to comply with reporting regimes in the UK and Australia. In addition, the Group’s Form 20-F is filed with the Securities and Exchange Commission in the US, in order to meet specific US requirements.

BHP Billiton also issues a Summary Review. Although the Summary Review is not a substitute for reading the Annual Report, it provides an overview and summary of the Group’s progress in 2009.

Access the Annual Report and Summary Review on the web

The majority of shareholders are notified by mail or email when the Annual Report and Summary Review are available on the Group’s website (unless they have elected to receive the Annual Report or Summary Review by hard copy). The Annual Report and Summary Review are available at www.bhpbilliton.com or by calling the Share Registry on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa) to request a hard copy.

If you would like further information or would like to change your previous election, please contact the numbers mentioned above.

The Group’s website

You can also find further information in relation to BHP Billiton at www.bhpbilliton.com. The website contains all the key publications and reports, information on BHP Billiton’s Customer Sector Groups, as well as speeches and presentations made to investors and the financial community by the Chief Executive Officer and other senior employees. You can also find copies of announcements and media releases made by the Group.

BHP Billiton Plc Notice of Meeting 2009

Annual General Meeting Agenda

Thursday, 29 October 2009

9.30am Registration opens

9.45am Morning tea

11.00am Annual General Meeting commences Welcome to Shareholders – Chairman Review from the Chief Executive Officer Items of Business General questions

Please join the Chairman, the Directors and senior executives of BHP Billiton for a light luncheon after the Annual General Meeting.

BHP Billiton Plc Notice of Meeting 2009

How Business will be Conducted at the Meeting

The Annual General Meeting is an important event on the BHP Billiton calendar.

Your participation is important. We want to hear the views of our shareholders as well as understand your opinions.

Important information on how you can participate in the Annual General Meeting is set out below.

Discussion and asking questions

Discussion will take place on all the items of business set out in this Notice of Meeting. You can find the items of business on pages 13 to 15. BHP Billiton publishes a range of information about the Company to inform shareholders, such as the Annual Report, the Summary Review and this Notice of Meeting. Each of those documents may assist in answering any queries you have. The explanatory material set out in this Notice of Meeting also provides further information in relation to the items of business for the Annual General Meeting.

Shareholders will also have the right to ask questions at the Annual General Meeting (including an opportunity to ask questions of the auditor) in accordance with section 319A of the United Kingdom Companies Act 2006. To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies:

It would be appreciated if questions are kept as short as possible and relevant to the business being discussed.

(After the items of business have been discussed, there will be an opportunity for shareholders to ask more general questions.)

Speakers are also requested to restrict themselves to two questions or comments initially. Others may have waited for some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity. Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. A question form is included with your proxy form and also available at www.bhpbilliton.com. We will post the most frequently asked questions on the website, together with answers. In addition, many Board members and senior executives will be available after the meeting.

Discussion will take place on each resolution, prior to shareholders being asked to vote. Further information on voting is provided on the next page.

Webcast and photography

We have arranged for the Annual General Meeting to be filmed and broadcast to shareholders via a webcast which can be viewed at www.bhpbilliton.com. You can also watch an edited recording of the Annual General Meeting after the meeting at www.bhpbilliton.com.

The live broadcast may include the question and answer sessions with shareholders, as well as background shots of those present at the meeting. We have arranged for photographs to be taken at the meeting and our intention is to use these photographs in future BHP Billiton publications. If you attend the Annual General Meeting in person, you may be included in photographs or the webcast recording.

For the safety and security of all those present at the meeting, cameras and recording devices are not permitted. Upon entry to the meeting room, you will be asked to present your bag for a security search.

BHP Billiton Plc Notice of Meeting 2009

How to Vote

Your vote is important. By voting, you are involved in the future of the Company. Shareholders can vote by:

attending the meeting and voting in person; or

appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend and vote; or

appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice of Meeting or by submitting their proxy appointment and voting instructions using one of the methods listed on page 11.

Voting arrangements under the Dual Listed Companies structure

Because BHP Billiton Plc and BHP Billiton Limited have retained their status as separate companies, two Annual General Meetings will be held – that of BHP Billiton Plc in London on 29 October 2009 and that of BHP Billiton Limited in Brisbane on 26 November 2009.

The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters.

Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter.

At the Annual General Meetings, all items of business are joint electorate matters.

The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action.

Voting on joint electorate actions works as follows:

if you vote at the meeting of BHP Billiton Plc(whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution for BHP Billiton Limited;

shareholders of BHP Billiton Limited who vote on the corresponding resolution proposed at their Annual General Meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Plc; and

a resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution).

Results of the Annual General Meeting

The results of any resolution cannot be finalised until after both meetings are concluded. Voting at each meeting will be conducted by poll and the results announced to the stock exchanges and made available on our website as soon as the poll is finalised after the BHP Billiton Limited meeting.

Further information in relation to how to ensure your vote is recorded is set out below.

Voting in person (or by attorney or representative)

You must register to vote at the Annual General Meeting. Shareholders, or their attorneys, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting. In order to attend and vote at the meeting, the representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Registry.

Shareholders who attend in person (or their attorneys or representatives) will be given a voting paper on the back of their green entry card. Shareholders will be asked to vote by marking their voting paper. Voting papers can be deposited in the ballot boxes which will be located by the exit doors. The Chairman will declare the poll open during the meeting to assist those shareholders unable to stay for the whole meeting and the poll will close shortly after the end of the BHP Billiton Limited Annual General Meeting.

BHP Billiton Plc Notice of Meeting 2009

How to Vote (continued)

Voting by proxy

Appointing a proxy

A proxy form accompanies this Notice.

A shareholder entitled to attend and vote is entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting. Further proxy forms are available by contacting the Share Registry.

The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the shareholder’s votes each proxy may exercise, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half the votes).

A proxy need not be a shareholder.

The proxy can be either an individual or a body corporate. If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit.

Should any resolution other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder).

If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

Shareholders who return their proxy forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction how to vote will be used where possible to support each of the resolutions proposed in this Notice.

To be effective, proxies must be lodged by 11.00am(London time) on Tuesday, 27 October 2009 for shareholders registered on the principal register in the United Kingdom or 1.00pm (South African time) on Tuesday, 27 October 2009 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid.

BHP Billiton Plc Notice of Meeting 2009

Lodging proxy appointments

Proxies may be lodged using any one of the following methods:

– by returning a completed proxy form in person or by post to one of the following addresses:

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

United Kingdom or

BHP Billiton Plc Registrar

Computershare Investor Services (Pty) Limited

70 Marshall Street

PO Box 61051

Johannesburg 2001

South Africa

– by faxing a completed proxy form to +44 870 703 6076 for shareholders on the United Kingdom principal register or +27 11 688 5238 for shareholders on the South African branch register; or

– by recording the proxy appointment and voting instructions via the internet at www.bhpbilliton.com. Only registered BHP Billiton shareholders may access this facility and will need their Shareholder Reference Number (SRN) and Personal Identification Number (PIN).

The proxy form must be signed by the shareholder or the shareholder’s attorney. Proxies given by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association and BHP Billiton Limited’s Constitution. Where the appointment of a proxy is signed by the appointer’s attorney, a certified copy of the power of attorney or the power itself must be received by BHP Billiton Plc or its Share Registrar at either of the above addresses, or by facsimile, and by 11.00am (London time)/1.00pm (South African time) on Tuesday, 27 October 2009. If facsimile transmission is used, the power of attorney must be certified.

Completion and return of a proxy form will not prevent a shareholder from attending the meeting and voting in person should they wish to do so.

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the United Kingdom Companies Act 2006 (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights.

Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc), regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person.

Voting through the CREST electronic proxy appointment service CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00am (London time) on Tuesday, 27 October 2009. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility for the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

BHP Billiton Plc Notice of Meeting 2009

How to Vote (continued)

ADS holders and holders of shares dematerialised into STRATE The main contact for ADS holders who do not hold their investment directly is the registered shareholder or custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting. Holders of shares dematerialised into STRATE may return their proxy forms directly to their Central Securities Depository Participant or stockbroker.

Shareholders who are entitled to vote

In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the United Kingdom Companies Act 2006, only those shareholders entered in the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on Tuesday, 27 October 2009, or in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting.

If you have sold or transferred any or all of your shares, this Notice of Meeting should be passed on to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Additional information

Shareholders should note that it is possible that, pursuant to requests made by shareholders of BHP Billiton Plc under section 527 of the United Kingdom Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Billiton Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Billiton Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the United Kingdom Companies Act 2006. BHP Billiton Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the United Kingdom Companies Act 2006. Where BHP Billiton Plc is required to place a statement on a website under section 527 of the United Kingdom Companies Act 2006, it must forward the statement to BHP Billiton Plc’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the meeting includes any statement that BHP Billiton Plc has been required under section 527 of the United Kingdom Companies Act 2006 to publish on a website.

This Notice, together with information about the total numbers of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice, can be found on the website at www.bhpbilliton.com. The issued share capital of BHP Billiton Plc with voting rights at the date of this Notice, excluding shares held in treasury, was 2,207,007,544 ordinary shares of US$0.50 each.

Documents available for inspection

Copies of the terms and conditions of appointment of BHP Billiton Plc’s non-executive Directors may be inspected at the registered office during normal business hours on any weekday (public holiday excepted) from the date of this Notice of Meeting until the date of the Annual General Meeting, and at the Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting.

Poll results

Votes that are cast at the meeting will be added together with the votes cast at the Annual General Meeting of BHP Billiton Limited held in Brisbane on 26 November 2009. This ensures that the shareholders of BHP Billiton Plc will have their votes counted at the BHP Billiton Limited Annual General Meeting and vice versa.

Therefore, the results of each resolution cannot be finalised until after both meetings are concluded. Voting results (including the relevant proxy votes) will be announced to the stock exchanges and made available on our website as soon as the poll is finalised after the BHP Billiton Limited meeting.

BHP Billiton Plc Notice of Meeting 2009

Notice of Annual General Meeting

Notice is given that the 2009 Annual General Meeting of shareholders of BHP Billiton Plc will be held at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Thursday, 29 October 2009 at 11.00am (London time) for the purpose of transacting the following business.

Items of Business

Items 1 to 9 and Item14 will be proposed as ordinary resolutions. Items 10 to 12 will be proposed as special resolutions. Item13 will be proposed as a non-binding ordinary resolution.

Financial statements and reports

Item 1

To receive the financial statements for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2009, together with the Directors’ Report and the Auditor’s Report, as set out in the Annual Report.

Election of Directors

The following Directors retire under the Constitution and Articles of Association and under the Board’s policy on tenure and, being eligible, submit themselves for re-election or election:

Item 2

Mr Carlos Cordeiro retires by rotation and offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 3

Mr David Crawford has served on the Board for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 4

The Hon E Gail de Planque retires by rotation and offers herself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 5

Mr Marius Kloppers retires by rotation and offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 6

Mr Don Argus has served on the Board for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 7

Mr Wayne Murdy was appointed a Director by the Board of BHP Billiton Plc and BHP Billiton Limited since the last Annual General Meetings and offers himself for election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

BHP Billiton Plc Notice of Meeting 2009

Items of Business (continued)

Reappointment of auditor of BHP Billiton Plc

Item 8

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That KPMG Audit Plc be reappointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree their remuneration.’

General authority to issue shares in BHP Billiton Plc

Item 9

To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That the authority and power to allot shares in BHP Billiton Plc or to grant rights to subscribe for or to convert any security into shares in BHP Billiton Plc (‘rights’) conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association in accordance with section 551 of the United Kingdom Companies Act 2006 be renewed for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2010 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require shares in BHP Billiton Plc to be allotted, or rights to be granted, after such expiry and, notwithstanding such expiry, the Directors may allot shares in BHP Billiton Plc, or grant rights, in pursuance of such offers or agreements) and for such period the section 551 amount (under the United Kingdom Companies Act 2006) shall be US$277,983,328.’

This authority is in substitution for all previous authorities conferred on the Directors in accordance with section 80 of the United Kingdom Companies Act 1985 or section 551 of the United Kingdom Companies Act 2006, but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

Disapplication of pre-emption rights in BHP Billiton Plc

Item 10

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the Directors be empowered, pursuant to section 570 of the United Kingdom Companies Act 2006, to allot equity securities (as defined in section 560 of the United Kingdom Companies Act 2006) for cash and/or to allot equity securities which are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Resolution 9 above and the power conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association as if section 561 of the United Kingdom Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and

(b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$55,778,030,

and shall expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2010 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).’

Repurchase of shares in BHP Billiton Plc

Item 11

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with Article 6 of its Articles of Association and section 701 of the United Kingdom Companies Act 2006 to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (‘shares’) provided that:

(a) the maximum aggregate number of shares hereby authorised to be purchased will be 223,112,120, representing 10 per cent of BHP Billiton Plc’s issued share capital;

(b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;

(c) the maximum price that may be paid for any share is not more than five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and

BHP Billiton Plc Notice of Meeting 2009

(d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2010 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts).’

Cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited

Item 12

To consider and, if thought fit, pass the following resolutions as special resolutions:

(i) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 30 April 2010.’

(ii) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 17 June 2010.’

(iii) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 15 September 2010.’

(iv) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 11 November 2010.’

Remuneration Report

Item 13

To approve the Remuneration Report for the year ended 30 June 2009.

Approval of grants to executive Director

Item 14

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan to executive Director, Mr Marius Kloppers, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved.’

Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on Resolution 14 by Mr Marius Kloppers or any of his associates, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

BHP Billiton Plc Notice of Meeting 2009

Explanatory Notes

The explanatory notes that follow provide important information regarding the items of business proposed for the Annual General Meeting.

BHP Billiton publishes a range of information to help you make decisions about the Company, including these explanatory notes.

Your vote is important. By voting, you are involved in the future of the Company.

Business

Explanatory notes on the items of business to be considered at the meeting follow.

Item 1

Financial statements and reports

The law in Australia and England requires Directors to lay before the meeting of shareholders the financial report (or statements), the Directors’ Report, the Auditor’s Report and the Remuneration Report for the year.

In accordance with the BHP Billiton Group’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies. Shareholders who elected to do so will have received a hard copy of the BHP Billiton Group Annual Report and Summary Review.

In 2009 in the interests of simplicity, one resolution has been proposed in respect of the reports and accounts for both BHP Billiton Plc and BHP Billiton Limited. Proposing one resolution in respect of the reports and accounts is preferable, in particular as the accounts for the Group as a whole are presented in the BHP Billiton Group Annual Report (in accordance with the dual listed companies structure, BHP Billiton Limited’s Constitution and BHP Billiton Plc’s Articles of Association). In addition, the voting procedure explained above ensures that both BHP Billiton Plc shareholders and BHP Billiton Limited shareholders can vote on the reports and accounts.

The BHP Billiton Group Annual Report and Summary Review are available on the website at www.bhpbilliton.com. Alternatively, shareholders can request hard copies by telephoning the Share Registry on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa).

Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see the previous section on voting arrangements for an explanation). It is proposed as an ordinary resolution.

Items 2 to 7

Election of Directors

The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In 2009 in the interests of simplicity, one resolution has been proposed in respect of the election of each Director to both the Board of BHP Billiton Plc and to the Board of BHP Billiton Limited. The voting procedure explained on pages 9 to 12 ensures that both BHP Billiton Plc shareholders and BHP Billiton Limited shareholders vote on the election of Directors. Mr Wayne Murdy is seeking election by shareholders to both Boards (‘the Board’), having been appointed a Director since the last Annual General Meetings. Mr Carlos Cordeiro, The Hon E Gail de Planque and Mr Marius Kloppers are retiring from the Board by rotation and it is proposed that they be reappointed. Dr David Jenkins is retiring from the Board by rotation with effect from the conclusion of the Annual General Meeting of BHP Billiton Limited and is not seeking re-election.

The Board has also determined that after a non-executive Director has served on the Board for nine years from the date of their first election, that Director will stand for annual election from the first Annual General Meeting after the expiration of their current term. Accordingly, Mr Don Argus and Mr David Crawford are retiring from the Board and it is proposed that they be reappointed.

The Nomination Committee of the Board oversaw a review of the performance of each of the retiring non-executive Directors, Mr Don Argus, Mr Carlos Cordeiro, Mr David Crawford and The Hon E Gail de Planque. The performance assessment was designed to assess the effectiveness of each of the non-executive Directors. The Committee has also reviewed the skills, knowledge and experience represented on the Board. In addition, the Chairman, drawing on guidance from the Remuneration Committee, led an evaluation of the performance of the Chief Executive Officer. On the basis of those reviews, the Board recommends to shareholders the re-election of the retiring Directors who are standing for re-election and the election of Mr Wayne Murdy.

Mr Wayne Murdy and each of the retiring non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 5.3.5 of the Corporate Governance Statement.

The election and re-election of Directors to the Board is considered a significant matter and is therefore a joint electorate action.

The resolutions to appoint these Directors are proposed separately as ordinary resolutions.

The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 4.1 of the Annual Report.

BHP Billiton Plc Notice of Meeting 2009

Item 2

Carlos Cordeiro

AB (Economics), MBA, 53

Carlos Cordeiro brings to the Board more than 25 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He has been a Director of BHP Billiton Limited and BHP Billiton Plc since August 2005. He was previously Partner and Managing Director of the Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia). He is a member of the Remuneration Committee. The Nomination Committee oversaw a review of Mr Cordeiro’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Cordeiro as a candidate for re-election.

The Board recommends the re-election of Mr Cordeiro.

Item 3

David Crawford

AO, BComm, LLB, FCA, FCPA, FAICD, 65

David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is Chairman of the Risk and Audit Committee.

Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the Combined Code. He is Chairman of Lend Lease Corporation Limited and Foster’s Group Limited, and a former Director of Westpac Banking Corporation.

The Nomination Committee oversaw a review of Mr Crawford’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Crawford as a candidate for re-election.

In recommending the re-election of Mr Crawford, the Nomination Committee and the Board took into account Mr Crawford’s tenure. As Mr Crawford has served on the Board for more than nine years, under the Board’s policy he is required to seek re-election at each Annual General Meeting for the remainder of his tenure. The Board also took into account Mr Crawford’s former association with KPMG, details of which are set out in section 5.3.5 of the Corporate Governance Statement, which forms part of the Annual Report. The Board is satisfied that neither Mr Crawford’s tenure nor his previous association with KPMG have in any way compromised his ability to effectively discharge his obligations as a non-executive Director nor impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of both the Board and the Risk and Audit Committee. As disclosed in the Annual Report, a succession planning process for the Chairman of the Risk and Audit Committee is under way.

The Board recommends the re-election of Mr Crawford.

BHP Billiton Plc Notice of Meeting 2009

Explanatory Notes (continued)

Item 4

Gail de Planque

AB (Mathematics), MS (Physics), PhD (Env Health Sciences), 64

Gail de Planque is an expert in nuclear technology and has over 40 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive Director of global energy companies and is a consultant on atomic energy matters. She has been a Director of BHP Billiton Limited and BHP Billiton Plc since October 2005. She is President of Strategy Matters Inc and a Director of Energy Strategists Consultancy Ltd. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a Fellow of the American Association for the Advancement of Science and a Member of the US National Academy of Engineering. She is a Director of Northeast Utilities and Energy Solutions, Inc, and a former Director of BNFL Plc and BNG America Inc, Landauer Inc and TXU Corporation. She is a member of the Sustainability Committee and the Remuneration Committee.

The Nomination Committee oversaw a review of Dr de Planque’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Dr de Planque as a candidate for re-election.

The Board recommends the re-election of the Hon E G de Planque.

Item 5

Marius Kloppers

BE (Chem), MBA, PhD (Materials Science), 47

Marius Kloppers has been the Chief Executive Officer of BHP Billiton since October 2007. He has extensive knowledge of the mining industry and of BHP Billiton’s operations. He has been a Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Active in the mining and resources industry since 1993, Mr Kloppers was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium.

Mr Kloppers’ performance as Chief Executive Officer of the Group is assessed by the Board. Each year, the Chairman, drawing on guidance from the Remuneration Committee, leads, on behalf of all non-executive Directors, an evaluation of the performance of the Chief Executive Officer. The criteria used to assess the Chief Executive’s performance are set out in sections 5.7 and 6 of the Annual Report. On the basis of that review, the Chairman recommended, and the Board endorsed, Mr Kloppers as a candidate for re-election. The Board believes that Mr Kloppers’ demonstrated strategic capabilities and deep understanding of the Group’s businesses bring great value to the Board.

The Board recommends the re-election of Mr Kloppers.

BHP Billiton Plc Notice of Meeting 2009

Item 6

Don Argus

AO, SF Fin, FCPA, 71

Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of National Australia Bank Limited. He was appointed a Director of BHP Limited in November 1996 and Chairman in April 1999. He has been Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. He is a Director of Australian Foundation Investment Company Ltd, a member of the International Advisory Council of Allianz Aktiengesellschaft and the International Advisory Committee to the New York Stock Exchange Board of Directors, a former Chairman of Brambles Limited and a former Director of Southcorp Limited. He is Chairman of the Nomination Committee.

The Nomination Committee, in the absence of Mr Argus, oversaw a review of Mr Argus’ performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Argus as a candidate for re-election. In recommending the re-election of Mr Argus, the Nomination Committee and the Board took into account Mr Argus’ tenure. As Mr Argus has served on the Board for more than nine years, under the Board’s policy he is required to seek re-election at each Annual General Meeting for the remainder of his tenure. The Board is satisfied that Mr Argus’ tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director, nor has it impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of the Board as Chairman.

The Board has announced that Jac Nasser will succeed Don Argus as Chairman. Mr Argus has indicated that he intends to retire as Chairman and a non-executive Director in early 2010.

The Board recommends the re-election of Mr Argus.

Item 7

Wayne Murdy

BSc, CPA, 65

Wayne Murdy was appointed to the Board on 18 June 2009. He served as the Chief Executive Officer of Newmont Mining Corporation from January 2001 to June 2007 and Chairman of Newmont from January 2002 to December 2007. His background is in finance and accounting where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce.

The Board recommends the election of Mr Murdy.

BHP Billiton Plc Notice of Meeting 2009

Explanatory Notes (continued)

Item 8

Reappointment of auditor of BHP Billiton Plc

The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next Annual General Meeting. In addition, the law requires shareholders to either agree the remuneration of the auditor or authorise a company’s directors to do so.

KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors. The law in Australia does not allow for a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed. This item is regarded as a significant matter and is therefore a joint electorate action. It is proposed as an ordinary resolution.

Item 9

General authority to issue shares in BHP Billiton Plc

The purpose of this resolution is to renew the authority of the Directors to issue shares and other equity securities in BHP Billiton Plc.

There are no present plans to issue shares other than in connection with employee share and incentive schemes. While the limit (discussed below) exceeds the number of shares that could be issued under the employee share schemes, the resolution is being proposed to ensure that the Directors have the capacity to finance business opportunities which may arise during the year.

The proposed limit is 555,966,656 shares, representing 25.19 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares) as at the date of this Notice. This limit:

is the difference between the authorised and issued share capital of BHP Billiton Plc; and

is consistent with the guidelines of major shareholder associations in the United Kingdom: the Association of British Insurers and the National Association of Pension Funds. This authority will expire at the conclusion of the BHP Billiton Annual General Meetings in 2010.

No shares were issued under the similar authority granted by shareholders at last year’s Annual General Meetings. As at the date of this Notice of Meeting, BHP Billiton Plc holds 24,113,658 treasury shares being 1.09 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares). This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.

Item 10

Disapplication of pre-emption rights in BHP Billiton Plc

The purpose of this resolution is to renew the authority of the Directors to issue shares and sell treasury shares, in BHP Billiton Plc, for cash, without following the pre-emption provisions in section 561 of the United Kingdom Companies Act 2006.

Paragraph (a) of Item 10 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer.

Paragraph (b) of Item 10 authorises the Board to make other types of share issues (and sales of treasury shares) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to 111,556,060 shares. This limit: is equivalent to five per cent of the issued ordinary capital of BHP Billiton Plc (including treasury shares) as at the date of this Notice; and is consistent with the guidelines of the United Kingdom’s

Pre-Emption Group, which reflect the views of the Association of British Insurers and the National Association of Pension Funds.

The Directors confirm their intention to follow the United Kingdom Pre-Emption Group’s guidelines regarding cumulative usage of the paragraph (b) authority within a rolling three-year period, namely that usage in excess of 7.5 per cent should not take place without prior consultation with shareholders. The Directors did not use the equivalent authority granted by the shareholders at last year’s Annual General Meetings. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

Item 11

Repurchase of shares in BHP Billiton Plc

The purpose of this resolution is to renew BHP Billiton Plc’s authority to buy-back its own shares, in the market. The authority conferred by Item 11 will only be exercised if the Directors reactivate the buy-back program that was suspended on 14 December 2007, and only after considering the effects on earnings per share and the benefits for shareholders generally. The Directors have no present intention to reactivate the buy-back program. In the event that they decide to reactivate the buy-back program, the Directors believe that the authority to repurchase ordinary shares could be exercised in the future, in particular through on-market buy-backs of shares in BHP Billiton Plc on an opportunistic basis.

Resolution 11 seeks to renew the authority given to the Directors at the 2008 Annual General Meetings for a further period, expiring at the conclusion of the BHP Billiton Annual General Meetings in 2010. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 223,112,120 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the date of this Notice of Meeting. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.

20

BHP Billiton Plc Notice of Meeting 2009

As at 8 September 2009, there were options and other awards under employee share plans outstanding to subscribe for 10,900,612 shares in BHP Billiton Plc. If exercised in full, these would represent 0.49 per cent of the issued share capital (excluding treasury shares) at the date of this Notice. If the authority to buy back shares under resolution 11 was exercised in full, these options or other awards would, on exercise, represent 0.55 per cent of the issued share capital of BHP Billiton Plc (excluding treasury shares), net of the shares bought back.

The United Kingdom Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. BHP Billiton holds 24,113,658 ordinary shares in treasury. This provides BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

Item 12 Cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited

Item 12 is a series of resolutions to approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited at specified points in time. BHP Billiton Limited does not currently hold any shares in BHP Billiton Plc. All the shares it held previously (which it had bought under the buy-back program before that program was suspended on 14 December 2007, as discussed under Item 11) were cancelled during 2007 and 2008.

Item 12 is on the agenda so that, if the suspended buy-back program is reactivated, there will be authority to cancel any shares bought by BHP Billiton Limited at specified points in time.

As stated under Item 11, the Board has no present intention to reactivate the buy-back program. The Board has decided that, if it decides to reactivate the buy-back program, it would give consideration to the desirability for those BHP Billiton Plc shares purchased by BHP Billiton Limited to be cancelled. No consideration would be paid by BHP Billiton Plc in respect of any such cancellation.

Subject to the passing of the relevant resolutions by shareholders, and to the extent that BHP Billiton Plc secures subsequent confirmation of any such cancellation by the court, BHP Billiton Plc may cancel all its ordinary shares that are held by BHP Billiton Limited on 30 April 2010, 17 June 2010,

15 September 2010 and 11 November 2010 by means of court-approved reductions of capital.

Under the United Kingdom Companies Act 2006, a company may reduce its share capital (including by way of a cancellation of its shares) provided the reduction is approved by a special resolution of its shareholders in a general meeting and is confirmed by the court. If the resolutions to be proposed at the Annual General Meetings are passed by shareholders, an application can then be made to the court for confirmation of any such cancellation.

In confirming any particular cancellation, the court will require protection for the creditors of BHP Billiton Plc and BHP Billiton Limited whose debts (including contingent debts) remain outstanding at the date on which that cancellation becomes effective and whose consent has not already been given to the cancellation. BHP Billiton would not seek the consent of such creditors, but would instead credit the reserves arising as a result of that cancellation to a special reserve in the accounts of BHP Billiton Plc. This special reserve would not be distributable to shareholders until such time as all of the creditors whose debts were outstanding at the date on which that cancellation became effective have been paid in full. Any such cancellation will only take effect upon registration by the United Kingdom Registrar of Companies of the court order confirming that cancellation.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a series of special resolutions.

Item 13 Remuneration Report

The Annual Report for the year ended 30 June 2009 contains a Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for the executive Director, non-executive Directors and other Key Management Personnel. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the Remuneration Report is set out in section 6 of the Annual Report and can also be found on the BHP Billiton website at www.bhpbilliton.com.

The law in England and Australia makes it clear that the shareholder vote is advisory only and will not require BHP Billiton Plc or BHP Billiton Limited to alter any arrangements detailed in the Remuneration Report, should the resolution not be passed.

Notwithstanding the legislative effect of this requirement, the Board has determined that it will take the outcome of the vote into account when considering the Group’s remuneration policy. This item is regarded as a significant matter and is therefore a joint electorate action.

BHP Billiton Plc Notice of Meeting 2009

Explanatory Notes (continued)

Item 14 Approval of grants to executive Director

It is proposed that Mr Marius Kloppers who is an executive Director of BHP Billiton Plc and BHP Billiton Limited, be awarded securities under the Group Incentive Scheme (‘GIS’) and the Long Term Incentive Plan (‘LTIP’). Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. This requirement does not apply in respect of securities purchased on-market, and it is the Board’s current intention that securities awarded under resolution 14 will be acquired on-market. Nonetheless, the Board wishes to seek approval for the acquisition of securities under the GIS and the LTIP by the executive Director.

ASX Listing Rule 10.15 requires this Notice of Meeting to include the following information in relation to the Deferred Shares, Options and Performance Shares that may be granted to the executive Director under the terms of the GIS and the LTIP. (a) Award of GIS Deferred Shares/Options: While it is not possible to specify a maximum number of Deferred Shares and Options which will be granted to Mr Kloppers, the maximum value of the Deferred Shares or Options that will be granted will be US$1,732,726. This maximum value has been determined according to the formula that forms part of the GIS rules approved by shareholders at the 2008 Annual General Meetings.

If awards were granted based on the share price and exchange rate as at 31 August 2009 (A$36.80; and A$1.1879 to US$1.00) and a Black-Scholes pricing model valuing each Option at 25 per cent of a share, approximately 55,932 Deferred Shares or 223,729 Options would be granted after the Annual General Meetings. The actual number of Deferred Shares or Options granted will be dependent on the share price and exchange rate at the date of grant, as well as any elections that Mr Kloppers makes as to whether to receive Options as an alternative to Deferred Shares. Information on the GIS is set out in section 6 of the Annual Report, and the GIS rules are on the BHP Billiton website at www.bhpbilliton.com. (b) Award of LTIP Performance Shares: Again, it is not possible to specify a maximum number of Performance Shares which will be granted to Mr Kloppers.

The actual number of shares granted will be determined by the Board on the advice of the Remuneration Committee.

The Remuneration Committee is advised by independent advisers and will take into account the appropriate level of total remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is market competitive and the likelihood that the LTIP performance conditions are met. The LTIP rules limit the maximum award to an Expected Value of two times base salary. The maximum number of Performance Shares able to be granted will be dependent on the share price and exchange rate as at the time of grant. If awards were granted based on Mr Kloppers’ current base salary and the share price and exchange rate used above, the maximum number of Performance Shares able to be granted is approximately 424,612. The final number of Performance Shares granted will be subject to approval by the Board. Information on the LTIP is set out in section 6 of the Annual Report and the LTIP rules are on the BHP Billiton website at www.bhpbilliton.com.

(c) There is no cost to Mr Kloppers on the grant of Deferred Shares, Options or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price and accordingly do not raise capital. Options have an exercise price equal to the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award date. The capital raised through Options will be used as part of the working capital of the Group. (d) The name of the Director or associates of the Director who received securities under the GIS and the LTIP pursuant to last year’s shareholder approval at the 2008 Annual General Meetings and the number of securities received (none of which had an acquisition price) is:

Awards under the 2008 GIS and the LTIP

Performance Director Deferred Shares Options Shares

Mr Marius Kloppers 95,847 0 500,000

(e) The name of the Director and his associates entitled to participate in the GIS and LTIP in 2009 is Mr Marius Kloppers. (f) In relation to the operation of the GIS and the LTIP for the current financial year, the Deferred Shares, Options and Performance Shares may be issued up to 26 November 2010.

Underlying shares may be issued as a result of the exercise or award of the (i) Deferred Shares and Options from August 2011 to August 2014 and (ii) Performance Shares from August 2014 to August 2019.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.

By order of the Board

Jane McAloon

Group Company Secretary

11 September 2009

BHP Billiton Plc Notice of Meeting 2009 Shareholder Information Share Registrars and Transfer Offices Australia BHP Billiton Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal Address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: web.queries@computershare.com.au United Kingdom BHP Billiton Plc Registrar Computershare Investor Services PLC

The Pavilions, Bridgwater Road Bristol BS99 6ZY Telephone +44 844 472 7001 Facsimile +44 870 703 6076 Email enquiries: web.queries@computershare.co.uk South Africa BHP Billiton Plc branch register Computershare Investor Services (Pty) Limited 70 Marshall Street Johannesburg 2001 Postal Address – PO Box 61051 Marshalltown 2107 Telephone +27 11 373 0033 Facsimile +27 11 688 5238 Holders of shares dematerialised into STRATE should contact their CSDP or stockbroker. New Zealand

Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna North Shore City Postal Address – Bag 92119 Auckland 1020 Telephone +64 9 488 8777 Facsimile +64 9 488 8787 United States Computershare Investor Services 2 North LaSalle Street Chicago, IL 60602 Postal Address – PO Box 0289 Chicago, IL 60690-9569

Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331 ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders-online.com Website: www.citibank.com/dr

Other Details Provided to Assist Shareholders Germany Trustee Deutsche Boerse Clearing AG Dividend-paying bank Deutsche Bank AG Switzerland Trustee SEGA Schweizerische Effekten-Giro AG Dividend-paying bank UBS AG Credit Suisse First Boston Printed on 115gsm Monza Satin Recycled FSC.

Monza Satin is produced with 55% recycled fibre (25% post consumer 30% pre consumer) and 45% FSC Certified Pulp, which ensures all virgin pulp is derived from well managed forests and manufactured at a ISO14001 certified Mill.

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